Exhibit 99.1

Press release 16 June 2014

Interxion Announces Passing of Director Cees van Luijk

AMSTERDAM, 16 June, 2014 – Interxion Holding N.V. (NYSE: INXN) today announced with great sadness that Mr. Cees van Luijk, a member of Interxion’s Board of Directors since January 2011, and, prior to that, Interxion’s Supervisory Board, which he joined in 2002, passed away on 9 June 2014. Mr. Van Luijk was the Chairman of the Audit Committee. The Company will seek to replace Mr. Van Luijk on the board in accordance with its Articles of Association.

“We were deeply saddened to hear of the loss of Cees,” said Executive Director and Chief Executive Officer David Ruberg. “It was a great privilege to have Cees as a member of our Board of Directors, which benefitted from his strong business and financial expertise and extensive experience serving on corporate boards. On behalf of everyone at Interxion, I extend our sincere condolences to his family and loved ones.”

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 37 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With more than 500 Connectivity providers and 20 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com